OMNILIT ACQUISITION CORP.

1111 Lincoln Road, Suite 500

Miami Beach, Florida 33139

(786) 750-2820

October 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Conlon Danberg
Julie Sherman
Lauren Nguyen
Brian Cascio

RE:	OmniLit Acquisition Corp. (the “Company”)
Registration Statement on Form S-4
File No. 333-271822

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-271822) be accelerated by the Securities and Exchange Commission to 2:00 p.m. New York time on October 5, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Robert O. Nelson II, Chief Financial Officer of the Company, at (617) 921-8483 and that such effectiveness also be confirmed in writing.

Very truly yours,

OmniLit Acquisition Corp.

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chief Executive Officer

cc:	Robert O. Nelson II
OmniLit Acquisition Corp.

cc:	Christopher J. Capuzzi. Esq.
Ropes & Gray LLP